Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: May 6, 2014

RFMD EMPLOYEE FREQUENTLY ASKED QUESTIONS

Will the new company consider how we look to the outside world when recruiting females?
Both RFMD and TQNT have one female officer at the present time and neither board has a female member. At and beyond the director level, there is a much broader diversity, reflecting both gender and ethnic background, in both companies. There is a particular challenge in recruiting females into engineering positions. While the pool of available engineering talent for recruitment is quite diverse with respect to ethnic background, the pool of available female candidates is much more limited. These talented women are aggressively recruited throughout the technology industry and many of these candidates join larger technology companies whose brands are more widely known. We expect our increased strength from this merger will provide us greater ability to attract more high talent people, both women and men.

How will the combined company recruit and promote to ensure workplace diversity?
Both companies are committed to continuing our diversity initiatives for recruitment and promotion, and want to make the combined company as attractive and diverse as possible. We embrace and value workplace diversity, and want to continue to attract and promote employees with a diverse range of backgrounds and beliefs.

Which company took the initiative for the merger, either TriQuint or RFMD?
The activity leading up to the merger is outlined in the Form S-4 recently filed by Rocky Holding, Inc., with the SEC, beginning on page 68, in the section entitled “Background of the Mergers.” http://ir.rfmd.com/secfiling.cfm?filingID=1193125-14-140867

In the combined company, will there be opportunities for employees to transfer to different locations in the same job role (e.g., Greensboro to Texas, etc.)?
Both RFMD and TriQuint have offered mobility options for career development and to meet business needs in the past. The combined company will likely continue offering such options. However, final decisions have not been made on positions where transfers may be appropriate, or on new transfer policies, and we will notify you as soon as possible when we make such decisions.

Will the company ask for volunteers (with management approval) to take the severance package prior to initiating any layoffs?	We have no plans for a voluntary program at this point in time. We have not yet made any decisions or plans for any layoffs after closing of the merger.
Will the combined company move to a "fab lite" strategy, making use of external GaAs foundries to better manage capacity and utilization?	Decisions on manufacturing capabilities and rationalization of existing facilities are part of the integration process and have not yet been made.
Can both TriQuint and RFMD please send out a clear press release to clarify to the media that we are merging with each other instead of this being a sale of TriQuint to RFMD?
Both companies have reiterated that this is a merger of equals in our press releases and other disclosures, including the Form S-4 filed by Rocky Holding, Inc. with the U.S. Securities and Exchange Commission (SEC).

What will happen to my unvested equity if my position were impacted by the merger?
At the closing of the merger, all outstanding options and restricted stock units (RSUs) under RFMD’s 2003 and 2012 Stock Incentive Plans (the “Stock Plans”) will be assumed by Rocky Holding and converted into options or RSUs (as applicable) covering Rocky Holding common stock based on the conversion ratio preset in the merger agreement. This conversion ratio takes into account a one-for-four reverse stock split, so the number of shares covered by your Rocky Holding award will equal one-fourth of the shares covered by your converting RFMD award; the economic value of your award is not expected to be impacted by this reverse stock split.

The other terms of your stock awards, such as the vesting schedule and the period you have to exercise an option, will generally remain unchanged.

In conjunction with the closing of the merger, you will receive additional information regarding this conversion process, including access to a prospectus that explains this in more detail.

The closing of the merger is a “change in control” of RFMD under the Stock Plans and your outstanding unvested stock awards (such as stock options or RSUs) granted under the Stock Plans will become fully vested if your employment is terminated by RFMD without “cause” or by you for “good reason” within six months before or one year after the closing of the merger. This two-step requirement for accelerated vesting in connection with a change in control is often referred to as a “double trigger.”

•    A termination without “cause” would include a termination due to elimination of your position as a result of the merger or due to an overall reduction in force.

•    A termination by you for “good reason” would include a termination by you following written notice if your base salary is materially reduced, if you are asked to relocate your work site to a place more than 50 miles away or if there is a material reduction in your duties or scope of authority.

If you believe a “good reason” event has occurred, you must give RFMD written notice within 60 days following the later of: the occurrence of the event constituting “good reason” or the date you had knowledge of the event constituting “good reason”. If you have given notice within this 60-day period, and RFMD does not cure the event constituting “good reason” within 30 days after receipt of the notice, then your unvested stock awards will become vested and fully exercisable if you terminate your employment within the applicable period.

On the other hand, if you simply resign or quit at any time for any other reason, or if you fail to give proper notice, your unvested options and RSUs will not become vested and will be forfeited. Your vested options would continue to be exercisable during the time period stated in the applicable Stock Plan or award agreement.

Please note that the above is just a summary and you should refer to the Stock Plans and your award agreements for more detailed information on these provisions.

Is the new RFMD manufacturing operation that was being planned for China still going to be completed?
Yes. The work on RFMD’s new manufacturing operation in Dezhou, China is already well under way. In fact, the construction of this 42,000 square-meter facility is on an accelerated timetable. The Dezhou operation will focus on lean manufacturing of wire bond modules and die processing services for flip chip and wafer level chip scale packaging technologies.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North

Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.
Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.